

INVEST IN **MOTIVE**

Data-decay solutions | AI to help businesses in their sales prospecting journey

LEAD INVESTOR

Timothy KLAGHOLZ

Ultimately, the success of any business is defined by their ability to consistently generate targeted leads that culminate in actual sales and customer retention. The current sales and CRM landscape is currently driven by spam, mass-marketing, leading to poor organization and inefficient and inaccurate targeting of prospective clients. Currently, the tools available do an extremely poor and inefficient job of actually identifying appropriate leads, wasting time, money and resources and ultimately spelling the death of a business. Motive has set out to drastically streamline the sales process and it's first of its kind data authenticity verification system built through Artificial Intelligence is specifically designed to identify the right contacts for any salesforce to efficiently drive revenue. Motive was driven by their own internal struggle of identifying reliable & consistent lead sources and ways to feed sales that don't break the bank and that actually match their ideal customer profile. They've successfully ran a company and delivered this to their target market and are in the process of solving this problem themselves.Based on the strength of Motive's market penetration over the last 2 years, highly skilled and experienced team, innovative first of its kind solution to disrupt a massive industry that is growing at a 30% clip by solving data authenticity and decay so any business can connect their problems with solutions and grow, I'm proud to be a part of this mission and support Motive through its future growth objectives.

Invested $50,000 this round & $400,000 previously

Highlights

1. Motive is one of the ONLY platforms collecting & aggregating LIVE Buyer Motive Data in REAL TIME*

2. Motive autonomously identifies qualified buyers up to 80% faster than our competitors**

3. Motive cuts data, sales & marketing costs by up to 70%**

4. Motive can increases margins by up to 50%**

Our Team



Bobby Hill Co-Founder + CEO

Worked in product, sales & fundraising for 2 B2B SaaS companies, Safety One & eMoney. Business degree from UVA, Captain of the Men's Lacrosse team and won a National Championship in 2011. Board member of Connect Thru Cancer.



Henry Lihn Co-Founder + CRO

Builds teams for seed stage and series A startups, principally on behalf of investors, and helps companies achieve growth goals (subsequent rounds or acquisition). Spent 5 months as Head of Mergers and Acquisitions for Heartland Payment Systems.



Matt Fitzhenry Head of Engineering

18+ years in the convergence of digital media, entertainment, and brand. Currently the CEO of Genome Digital, whose first 6 years include working with Verizon, iRobot, Maserati, United Airlines, Target, Major League Soccer, the NFL, etc.



Jason Alan Snyder Lead Technology + Data Scientist

Inventor, technologist, and futurist. Brings over 25 years of experience leading technology, innovation, and transformation in CRM, advertising and marketing.



Shoshana Balistierri Head of Operations



Lisa Zhan-Monigan Head of Marketing



Lisa Lemon Head of Growth + Account Management

Pitch

motive

Live Data for Smart Companies

Meet Motive

The ultimate bespoke data enrichment service for startups

For the past 18 months, our engineers have been building the **Motive Neural Network (MNN** to help start-ups do the following:

1. Identify their Ideal Customer Profile (ICP)
2. Build robust lead lists
3. Eliminate data decay
4. Make the sales process more efficient
5. Convert more customers

The problem: B2B data providers are selling dead data

Data providers are taking advantage of a product offering that is:



Based on quantity vs. quality

Current providers that sell B2B data are incentivized to offer clients **large quantities of data that isn't validated or verified**


RIP

Outdated or decaying

Only ~40% of lead data is accurate — the rest is either outdated, redundant, or tells an incomplete story for SDRs and AEs to build off


UNREGULATED

Unregulated

Data sold by providers is unregulated resulting in **companies all over the world paying for old, inaccurate, and redundant data sets**

How quickly does data decay?

Businesses change quickly. In just one hour:

158
companies will change their corporate structure

521
business will change their physical address

872
telephone numbers will change or disconnect

1,504
URLs are created, modified, or changed

Companies that invest in clean data are still not doing enough to prevent data decay, which leads to outdated sales strategies and inefficient sales outreach efforts.

3

How does decaying data affect businesses?

The current sales process for startups is **expensive** and **inefficient**:


COST: $20-$50K
Purchase expensive lead list
COST: $20-$50K
Plug data into CRM
COST: $60-$150K
Hire SDR and have them identify leads
COST: $60-$150K
AE team launches campaign with vetted leads from SDR
RESULT (MOST LIKELY)
• No conversion
• Poor brand building
• Outreach marked as spam
RESULT (LESS LIKELY)
• Lead converts
CHALLENGE
Leads have outdated or decaying data
CHALLENGE
CRM is now contaminated with dead data
CHALLENGE
This is a costly and time-intense process
CHALLENGE
AEs utilize a generic "spam" style sales approach

4

Our Solution: Live, enriched data from Motive

Our database is continually enriched to enable our clients to create targeted, high-converting marketing & sales campaigns



The **Motive Neural Network (MNN)** continuously refines itself, validating data through AI-driven processes



Search queries can be as broad and granular as our clients need; **we use our Qual-Matrix to locate niche data points** so our clients can pinpoint ideal prospects



Data is tested with internal programmatic and manual research efforts. **The result: our data has a 90% accuracy rate**



Our customers pay based on results. We have a first-to-market tiered pricing approach where we get paid based on results (sales conversions)

5

Utilizing our Qual-Matrix Tool

We set our customers up for success from the start

We work with our clients to create an Ideal Customer Profile (ICP). These parameters power our proprietary Qual-Matrix tool to refine their data to identify leads that are most likely to convert.

The result: sales and marketing campaigns are maximized and executed efficiently.


PURCHASE INTENT
PAIN POINTS
PROXIMITY IN MILES
DECISION MAKER
SOFTWARE COMPATIBILITY
IDEAL CLIENT PROFILE

The Motive Difference

The standard sales process:

The Motive process:


COST: $20-$50K
Purchase expensive lead list
COST: $20-$50K
Plug data into CRM
COST: $60-$150K
Hire SDR and have them identify leads
COST: $60-$150K
AE team launches campaign with vetted leads from SDR
RESULT (MOST LIKELY)
• No conversion
• Poor brand building
• Outreach marked as spam
RESULT (LESS LIKELY)
• Lead converts
NO COST
Customers plug proprietary data into Motive Neural Network (MNN)
NO COST
Motive refines and validates data — identifies promising leads for conversion
COST: $20-$50K
Marketing & sales teams created targeted campaigns across marketing channels
COST: $20-$50K
AE team follows up with personalized outreach to close deals
RESULT (MOST LIKELY)
• Tiered pricing based on results
• Leads convert
• Data is enriched
RESULT (LESS LIKELY)
• No conversion

The Value of enriched leads


BASIC DATA
LinkedIn Profile
Website
Email
Phone

Superior lead quality results in higher close rates


Motive customers pay based on results, not volume
BASIC DATA
LinkedIn Profile
Website
Email
Phone
Pain Points
Target buyer needs
BUYER DATA
Software used
Decision maker insight



Low-quality and incomplete lead data



Robust, high-quality lead data

8

motive

The Motive Difference: "The Git-Hub of B2B sales"



Insight as a Service
(IaaS)
EMPOWER
Data as a Service
(DaaS)
TRANSFORM
Software as a Service
(SaaS)
COLLECT
APPLY DATA
TRANSFORM DATA
GENERATE LEADS
Revenue Potential
Value to Customers

9

motive

Motive Business Model: Tiered pricing model

LMS Platform

- Outbound lead generation platform
- Touch sequence optimization
- Select list

$500 - $1,500

DaaS

- Data enrichment
- Dashboard and data tables
- Unit economics

Performance-Based

Forecasting Tool

- Seed, Series A, and Series B for VC firms
- PE firms
- Family offices

$35,000 - $250,000

10

motive

Motive Roadmap

2022

2022

H2 2022
- Built MVP
- Hired Head of Product, Alex Grube
- Migrating MVP to full product Scope
- Formalized offer
- On track to clear $1M in revenue for the year

Q4 2022

PRODUCT
- Complete MVP
- Open API Data Loader to CRMs + LMS

INITIATIVES
- Replaced 50% of staff with product team
- 4 new AM
- 8 researchers

GOALS
- $150K/MRR
- Bowery Capital QED
- Sequoia Stage 2 Capital

Q1 2023

PRODUCT
- June 1: Product completion date
- Segmented LMS funnels to remove 90% of services

INITIATIVES
- Turn all services into product
- Apply feedback into forecasting tool

GOALS
- $100K of Product MRR
- Y-Combinator Summer Class
- Access to 2K+ portfolio companies

Q2 2023

PRODUCT
- Incorporate feedback data into forecasting tool
- Launch forecasting tool for VC firms

INITIATIVES
- Gain traction with enough customers to gather data and drive strategy for product development

GOALS
- Raise $6M Series A at $30M valuation partner firms

H2 2023

PRODUCT
- Forecasting product into market
- "Oracle" for funds to identify high performing and underperforming port-cos

INITIATIVES
- Scale to later stage Series A
- Series B VC firms to follow suit

GOALS
- $200K of product MRR intermediary fund & service offering

OUR ACHIEVEMENTS | OUR ROADMAP

*Forward-looking projections can't be guaranteed.

motive

Strategic Partnership: Microsoft

JULY 2022
- Hire lead data scientist
- Make intro to Microsoft

SEPTEMBER 2022
- Run LMS through Microsoft Dynamics

Q2 2022
- Architect database in Azure for growth & Business Intelligence Engine (BIE)

SEPTEMBER 2022
- Test database with first key cohort (with Microsoft)

NOVEMBER 2022
- Provide insight platform to initial enterprise clients with Microsoft

DECEMBER 2022
- Targeted first sale of data to Linkedin

*Forward-looking projections can't be guaranteed.

motive

Motive: Revenue and Traction

MOTIVE REVENUE


$250K
$200K

$85,000
Current Monthly Revenue

$4,250
Monthly Revenue per Client

$3,720
EBITDA per Client


$150K
$0
FEB 21
MAR 21
APR 21
MAY 21
JUN 21
JUL 21
AUG 21
SEP 21
OCT 21
NOV 21
DEC 21
JAN 22
FEB 22
MAR 22
APR 22
MAY 22
JUN 22
JUL 22
AUG 22
SEP 22
OCT 22
NOV 22
DEC 22
JAN 23
FEB 23
MAR 23

42%
Gross Profit Margin

28%
Average MRR Growth Rate

*Forward-looking projections can't be guaranteed.

motive

Motive: Acquisition strategy

COMPANY	Microsoft	salesforce	Outreach	zoominfo
MARKET CAP	$1.684T	$142.29B	$489M Total Funding	$17.83B
PRIOR ACQUISITIONS	Linkedin: $26B Nuance: $19B	Slack: $27B Tableau: $15.7B ExactTarget: $2.5B	SalesHacker: Private Sale	Datanyze: Private Sale Komiko: Private Sale
WHY MOTIVE?	Linkedin does not have this data, and initial soft inquiries indicate they want it.	Salesforce wants ownership over major data integrations that keep customers in its ecosystem.	Outreach currently spams its clients; we are the competitor they want to acquire for our data and portfolio of clients.	We enrich and use Zoominfo's lead lists on behalf of clients to upgrade their lead data.

motive

Motive: Meet our Team


BOBBY HILL
Co-Founder and CEO
Linkedin


LISA ZHAN
Head of Marketing
Linkedin


JASON SNYDER
Lead Tech Advisor
Linkedin


ALEX GRUBE
Head of Product
Linkedin


MAX BAEHR
Product Advisor
Linkedin


ZANDER GERONIMOS
Board Advisor
Linkedin


PETER WEINBERG
Product Advisor & Investor
Linkedin


NICO MICHAELSEN
Company Advisor


CRAIG SPITZER
Tech Advisor and Investor
Linkedin

motive

Thank you.

*We own 2 trademark utility patents for data-decay to back up this claim.

**Figures are based on our own research & experience in the marketplace trying to use what our customers provide to us.

- Market data mentioned in the above slides pulled from: https://www.forbes.com/sites/blakemorgan/2019/12/16/100-stats-on-digital-transformation-and-customer-experience/?sh=1cfa02f13bf3
- https://www.tye.io/en/blog/crm-data-cleansing/